General Reporting Rules    2018-E                               OMB APPROVAL
                                                           OMB Number:3235-0058

                                       UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

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                                        ____________

                                        FORM 12b-25
                                        ____________

                                  NOTIFICATION OF LATE FILING

(Check One):[]Form 10-KSB []Form 20-F []Form 11-K [X] Form 10-QSB []Form N-SAR

For Period Ended:September 30, 2005
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s)
to which the notification relates:

PART I--REGISTRANT INFORMATION

KUSHI NATURAL FOODS CORP.
(Full Name of Registrant)

Former Name if Applicable:

3rd FLOOR, A TOWER OF CHUANG XIN, INFORMATION BUILDING NO. 72, SECOND KEJI ROAD,
HI-TECH ZONE, XI AN CHINA
(Address of Principal Executive Office)

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[ ] (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K,
        Form 20-F, 11-K, Form N SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra
Sheets if Needed):

The Company will be delayed in the filing of its 10-Q due to a delay in the preparation of its financial statements as a result of (i) a change in the Company's independent accountants as set forth in the Company's report on Form 8-K filed on November 7, 2005 and
(ii) a change in control of the Company as set forth in the Company's report on Form 8-K filed on August 10, 2005.

PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification
         Steven W. Schuster, Esq.     (212)  448-1100
         (Name)                       (Area Code)  (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities
         Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer no, identify report(s). [X] Yes [  ] No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                      See Exhibit A

                                 KUSHI NATURAL FOODS CORP.
                        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 14, 2005

By:     /s/ Pengcheng Chen

Name:   Pengcheng Chen

Title:  Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION:    Intentional misstatements or omissions of fact constitute Federal
              Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTION

1.      This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and
        Regulations under the Securities Exchange Act of 1934.

2.      One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission,
        Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and
        Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.      A manually signed copy of the form and amendments thereto shall be filed with each national securities exchanged on which any class of securities of the registrant is registered.

4.      Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.      Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13-(b) of Regulation S-T.

                                      EXHIBIT A

                         Fiscal 2005 Three Months and Nine Months:

The Company's revenues for the quarter ended September 30, 2005 were approximately $4,086,540 compared to $3,702,180 for the quarter ended September 30, 2004. The Company's revenues for the nine months ended September 30, 2005 were approximately $9,262,593 compared to $8,108,771 for the nine months ended September 30, 2004.